SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34817

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Colonial Bank, FSB 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Colonial Financial Services, Inc.
2745 S. Delsea Drive
Vineland, NJ 08360

SUMMARY ANNUAL REPORT

For COLONIAL BANK, FSB 401(K) SAVINGS PLAN

This is a summary of the annual report for COLONIAL BANK, FSB 401(K) SAVINGS PLAN, EIN 21-0599178, Plan No. 002, for period January 01, 2010 through December 31, 2010. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $27,583. These expenses included $12,702 in benefits paid to participants and beneficiaries, and $2,273 in other expenses. A total of 97 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,483,880 as of December 31, 2010, compared to $1,778,489 as of January 01, 2010. During the plan year the plan experienced an increase in its net assets of $705,391. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $732,974, including employer contributions of $83,047, employee contributions of $242,073, and earnings from investments of $407,854.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

●	an accountant’s report;
●	financial information;
●	fiduciary information, including non-exempt transactions between the plan and parties-in-interest (that is, persons who have certain relationships with the plan);
●	information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates;

To obtain a copy of the full annual report, or any part thereof, write or call the office of COLONIAL BANK, FSB at 2745 S DELSEA DR, VINELAND, NJ 08360-7079, or by telephone at (856) 205-0058.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan (COLONIAL BANK, FSB, 2745 S DELSEA DR, VINELAND, NJ 08360-7079) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Small Plan Audit Waiver

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver:

Reliance Trust Company	$1,525,560

You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets.  If you are unable to examine or obtain these documents, contact an Employee Benefits Security Administration (EBSA) Regional Office for assistance.  Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL BANK, FSB 401(k) SAVINGS PLAN

By: PENTEGRA TRUST COMPANY

Date: June 24, 2011	By:	/s/ Stephen A. Hughes
Stephen A. Hughes
Trust Officer